Exhibit 99.2

Consolidated Financial Statements 2005

Under Canadian Generally Accepted Accounting Principles

Auditors’ report

To the Shareholders and Board of Directors of
SR Telecom Inc.

We have audited the accompanying consolidated balance sheets of SR Telecom Inc. (the “Corporation”) as at December 1, 2005, December 31, 2005 and 2004 and the related consolidated statements of operations, deficit and cash flows for the one month ended December 31, 2005, the eleven months ended November 30, 2005 and each of the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 1, 2005, December 31, 2005 and 2004 and the results of its operations and its cash flows for the one month ended December 31, 2005, the eleven months ended November 30, 2005 and each of the years ended December 31, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Montreal, Canada

March 16, 2006, except as to note 31, which is as of March 27, 2006

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED BALANCE SHEETS
				Pre-
				fresh start
				(note 1)
		December 31, 2005	December 1, 2005	December 31, 2004
As at	Notes	$	$	$
(in thousands of Canadian dollars)

Assets
Current assets
Cash and cash equivalents		9,479	4,796	4,549
Short-term restricted cash	9	732	442	1,394
Accounts receivable, net	5	27,202	35,079	37,114
Income taxes receivable		2,484	2,248	903
Inventory	7	30,863	32,913	49,472
Prepaid expenses		4,090	4,700	2,817
Current assets related to discontinued operations	23	6,059	7,134	21,165
Total current assets		80,909	87,312	117,414

Investment tax credits		4,616	4,616	13,150
Long-term accounts receivable, net	6	-	-	5,644
Long-term restricted cash		-	-	493
Property, plant and equipment, net	8	57,789	57,573	83,614
Intangible assets, net	10	41,904	42,614	4,494
Other assets, net	11	2,280	2,467	987
Non-current assets related to discontinued operations	23	53	1,385	1,828
Total assets		187,551	195,967	227,624

Liabilities
Current liabilities
Accounts payable and accrued liabilities	12	27,113	27,292	43,246
Customer advances		1,152	1,409	1,639
Current portion of lease liability	16	4,197	4,202	5,043
Current portion of long-term debt	13	34,581	34,667	106,680
Current liabilities related to discontinued operations	23	8,440	7,983	12,729
Total current liabilities		75,483	75,553	169,337

Long-term credit facility	14	47,862	47,551	-
Long-term lease liability	16	-	-	3,577
Long-term liability	4	1,749	1,752	1,810
Long-term debt	13	479	488	260
Convertible redeemable secured debentures	15	40,630	39,987	-
Total liabilities		166,203	165,331	174,984

Commitments and contingencies	24

Shareholders' Equity
Capital stock	17	230,086	229,927	219,653
Warrants	17	-	-	13,029
Equity component of convertible redeemable secured debentures		27,785	27,851	-
Contributed surplus		-	-	519
Deficit, pre-fresh start accounting	1	(227,142)	(227,142)	(180,561)
Deficit		(9,381)	-	-
Total shareholders' equity		21,348	30,636	52,640

Total liabilities and shareholders' equity		187,551	195,967	227,624

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

/s/ Lionel Hurtubise, Director
/s/ William Aziz, Interim President and Chief Executive Officer

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF OPERATIONS

			Pre-fresh start (note 1)
		One month ended	Eleven months ended	Year ended	Year ended
		December 31, 2005	November 30, 2005	December 31, 2004	December 31, 2003
(in thousands of Canadian dollars,	Notes	$	$	$	$
except per share information)

Revenue
Equipment		5,055	45,712	67,598	59,691
Services		583	5,630	12,892	26,215
Telecommunications		1,734	17,670	18,584	14,064
Total revenue		7,372	69,012	99,074	99,970

Cost of revenue
Equipment		4,306	40,103	47,209	31,815
Services		467	2,536	8,685	15,939
Total cost of revenue		4,773	42,639	55,894	47,754

Gross profit		2,599	26,373	43,180	52,216

Agent commissions		61	1,660	4,724	2,997
Selling, general and administrative expenses		2,634	31,749	39,962	41,061
Research and development expenses, net	18	990	20,610	30,159	27,170
Telecommunications operating expenses		1,446	19,462	18,670	21,556
Restructuring, asset impairment and other charges	22	-	17,200	7,701	3,541
Operating loss from continuing operations		(2,532)	(64,308)	(58,036)	(44,109)

Finance charges, net	20	(2,316)	(17,069)	(8,083)	(8,856)
Gain on sale of long-term investment	19	-	-	3,444	-
Gain on settlement of claim	16/24(d)	-	2,670	4,583	-
Gain on repurchase of debentures		-	-	-	1,199
(Loss) gain on foreign exchange		(289)	1,591	2,254	1,031
Loss from continuing operations before income taxes		(5,137)	(77,116)	(55,838)	(50,735)
Income tax (expense) recovery	21	(23)	109	(21,104)	1,734
Loss from continuing operations		(5,160)	(77,007)	(76,942)	(49,001)

(Loss) income from discontinued operations,
net of income taxes	23	(4,221)	(4,758)	(9,192)	4,246

Net loss		(9,381)	(81,765)	(86,134)	(44,755)

Basic and diluted	17
Loss per share from continuing operations		(0.08)	(4.34)	(4.62)	(6.80)
(Loss) gain per share from discontinued operations		(0.06)	(0.27)	(0.55)	0.59
Net loss per share		(0.14)	(4.61)	(5.17)	(6.21)
Basic and diluted weighted average number of
common shares outstanding	17	65,385,505	17,751,817	16,661,454	7,206,675

The accompanying notes are an integral part of these consolidated financial statements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF DEFICIT

		Pre-fresh start (note 1)
	One month ended	Eleven months ended	Year ended	Year ended
	December 31, 2005	November 30, 2005	December 31, 2004	December 31, 2003
(in thousands of Canadian dollars)		$$		$$

Deficit, beginning of period	-	(180,561)	(90,941)	(45,659)
Fresh start accounting adjustments (note 1)	-	35,184	-	-
Cumulative effect of adoption of new
accounting policies	-	-	(272)	-
Deficit, beginning of period, as restated	-	(145,377)	(91,213)	(45,659)
Net loss	(9,381)	(81,765)	(86,134)	(44,755)
Share issue costs	-	-	(3,214)	(527)
Deficit, end of period	(9,381)	(227,142)	(180,561)	(90,941)

The accompanying notes are an integral part of these consolidated financial statements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Pre-fresh start (note 1)
		One month ended	Eleven months ended	Year ended	Year ended
		December 31, 2005	November 30, 2005	December 31, 2004	December 31, 2003
(in thousands of Canadian dollars)	Notes	$	$	$	$

Cash flows provided by (used in) continuing operating activities
Loss from continuing operations		(5,160)	(77,007)	(76,942)	(49,001)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and amortization		1,464	10,550	12,193	12,621
Restructuring, asset impairment and other charges	22	-	14,001	1,681	1,993
Loss (gain) on disposal of property, plant
and equipment		21	603	(166)	58
Financing charges		823	11,211	-	-
Increase in lease liability		-	-	1,586	-
Gain on sale of investment		-	-	(3,444)	-
Gain on settlement of claim	16/24 (d )	-	(2,670)	(4,583)	-
Gain on repurchase of debentures		-	-	-	(1,199)
Stock-based compensation	17	-	728	247	-
Future income taxes		-	-	20,275	(4,187)
Changes in operating assets and liabilities:
Decrease (increase) in long-term
accounts receivable		-	3,727	(4,073)	21,832
Decrease (increase) in non-cash
working capital items	25	9,802	(8,271)	14,430	(11,972)
Unrealized foreign exchange		126	(868)	(3,236)	(11,393)
		7,076	(47,996)	(42,032)	(41,248)
Cash flows provided by (used in) continuing financing activities
Repayment of bank indebtedness		-	-	(3,000)	(7,000)
Issuance of credit facility	14	-	48,127	-	-
Repayment of long-term debt and lease liability	16	-	(1,314)	(12,536)	(10,429)
Repurchase of debentures		-	-	-	(2,801)
Proceeds from issue of shares and warrants,
net of share issue costs		-	-	46,787	6,157
Financing costs		-	(5,392)	-	-
		-	41,421	31,251	(14,073)
Cash flows (used in) provided by continuing investing activities
(Increase) decrease in restricted cash		(290)	952	5,191	(616)
Acquisition of Netro Corporation,
net of cash acquired		-	-	-	21,498
Purchase of short-term investments		-	-	(45,439)	(3,231)
Proceeds on sale of short-term investments		-	-	48,796	34,276
Purchase of property, plant and equipment		(757)	(3,331)	(6,092)	(5,247)
Proceeds on disposal of property, plant
and equipment		7	1,418	859	-
Proceeds on sale of long-term investment		-	-	3,444	-
Other assets		-	-	(579)	-
		(1,040)	(961)	6,180	46,680
Increase (decrease) in cash and cash equivalents
Continuing operations		6,036	(7,536)	(4,601)	(8,641)
Discontinued operations	23	(1,353)	7,783	716	(3,234)
Increase (decrease) in cash and cash equivalents		4,683	247	(3,885)	(11,875)
Cash and cash equivalents, beginning of period		4,796	4,549	8,434	20,309
Cash and cash equivalents, end of period		9,479	4,796	4,549	8,434

The accompanying notes are an integral part of these consolidated financial statements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

1.	Description of business, fresh start accounting and basis of presentation

Description of business
SR Telecom Inc. (“SR Telecom” or the “Corporation”) was incorporated on February 17, 1981, under the Canada Business Corporations Act. SR Telecom designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban and remote areas around the globe. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 110 countries worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority owned subsidiary, Communicacion y Telefonia Rural S.A. (“CTR”), SR Telecom provides local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile.

Fresh start accounting and basis of presentation
On November 30, 2005, pursuant to the terms of the Convertible Debentures (see note 15), a $10 million principal amount of the Convertible Debentures and accrued interest thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares. As a result of this conversion, there was a substantial realignment of the interests in the Corporation between the creditors and shareholders. Accordingly, the Corporation adopted fresh-start accounting.

Effective November 30, 2005, the date of the conversion, the Corporation adopted fresh start accounting. Accordingly, the Corporation reclassified the deficit that arose prior to the conversion to a separate account within shareholder’s equity and re-valued its assets and liabilities to their estimated fair values. The revaluation adjustments have been accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

The following table summarizes the adjustments recorded to implement the fresh start basis of accounting:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

	Prior to the adoption of fresh start accounting November 30, 2005	Fresh start adjustments	Notes	After adjustments December 1, 2005
(in thousands of Canadian dollars)	$	$		$

Assets
Current assets from continuing operations	79,593	585	(i)	80,178
Current assets related to discontinued operations	7,134	-		7,134
	86,727	585		87,312
Property, plant and equipment	76,207	(18,634)	(ii)	57,573
Intangible assets	3,668	38,946	(iii)	42,614
Investment tax credits	4,616	-		4,616
Other assets	2,467	-		2,467
Non current assets of discontinued operations	1,374	11	(ii)	1,385
	175,059	20,908		195,967

Liabilities
Accounts payable and accrued liabilities	27,292	-		27,292
Customer advances	1,409	-		1,409
Current portion of lease liability	4,202	-		4,202
Current portion of long-term debt	34,667	-		34,667
Current liabilities related to discontinued operations	7,983	-		7,983
	75,553	-		75,553
Long-term credit facility	47,551	-		47,551
Long-term lease liability	-	-		-
Long-term liability	1,752	-		1,752
Long-term debt	488	-		488
Convertible redeemable secured debentures	40,261	(274)	(v)	39,987
	165,605	(274)		165,331

Shareholders' Equity
Capital stock	219,653	10,274	(v)	229,927
Warrants	13,029	(13,029)	(iv)	-
Equity component of convertible redeemable
secured debentures	37,851	(10,000)	(v)	27,851
Contributed surplus	1,247	(1,247)	(iv)	-
Deficit pre-fresh start accounting	(262,326)	35,184	(v)	(227,142)
	9,454	21,182		30,636

	175,059	20,908		195,967

Summary of adjustments

The Corporation revalued its assets and liabilities and adjusted their carrying values to reflect the enterprise value of the Corporation following the substantial realignment of the interests between the shareholders and the creditors of the Corporation.

(i)
The revaluation resulted in an increase in the current assets, mainly reflecting work in process and finished goods inventory. The work in process fair value was determined using management’s best estimate of selling cost less cost to sell and cost to complete. The finished goods inventory fair value was determined using management’s best estimate of selling cost less cost to sell.

(ii)
The revaluation resulted in a net decrease in property, plant and equipment. This decrease related primarily to the property, plant and equipment of our Chilean subsidiary. This $25,998,000 decrease was the result of management’s best estimate of the fair value of the Chilean subsidiary as a whole and the allocation of this fair value to the assets and liabilities. The property, plant and equipment in the wireless business segment was valued based on fair market value in continued use of the assets. This valuation resulted in a $7,364,000 increase in the value of these assets as well as in an increase of $11,000 in the value of the non-current assets of discontinued operations.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

(iii)
The revaluation resulted in the Corporation assigning a value to its Technology, using the relief from royalties method, calculated using projections developed by management. As well, as part of the revaluation, a value was attributed to Customer Relationships based on the related revenue and cash flows expected to be generated from these customers determined using projections developed by management.

(iv)	The value of contributed surplus and warrants was determined to be nil at the revaluation date. This value was determined using the Black-Scholes option pricing model.
(v)
Pursuant to the terms of the Convertible Debentures, $10 million principal amount, plus accrued interest thereon, classified in equity at the issuance date, was reclassified to capital stock upon their conversion to common shares.

(vi)	The adjustment reflects the increase in net assets of the Corporation as a result of the revaluation.

Comparative figures
Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting.

2.	Going concern uncertainty
The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders, attaining a satisfactory revenue level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations, the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully execute its plans.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

During the year ended December 31, 2005, the following transactions and other actions, aimed at addressing the uncertainties described above, occurred:

➢	On December 23, 2005, SR Telecom announced that it sold substantially all of the assets and the operations of its French subsidiary as well as its Australian subsidiary (see note 23).
➢
On November 30, 2005, $10 million of the Convertible Debentures due October 15, 2011, as well as the accrued interest payable in kind, were converted on a pro rata basis among all the holders of the Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share.

➢	On August 24, 2005, SR Telecom completed the exchange of its 8.15% debentures due August 31, 2005 into new 10% secured redeemable convertible debentures due October 15, 2011 (see note 15).
➢	The Corporation amended its agreement with the CTR lenders, pursuant to which, the repayment terms of the loans have been rescheduled and the maturity extended to May 17, 2008 (see note 13).
➢
On May 19, 2005, the Corporation entered into a Credit Agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders comprised of certain previous holders of 8.15% debentures (see note 14).

➢	The Corporation, during the year ended December 31, 2005, continued its restructuring activities to reduce costs.

In addition, on February 2, 2006, the Corporation completed a $50 million private placement for its common shares and converted approximately $58 million of Convertible Debentures into common shares. On February 27, 2006, the Corporation completed a private placement of an additional $4.3 million for its common shares and converted approximately $4.2 million of Convertible Debentures into common shares. The proceeds of the private placements will be used to fund the Corporation’s current working capital requirements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

Management believes that with the above actions, plans and the support of the Corporation’s current shareholders, lenders and customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will be sufficient to continue to operate as a going concern.

3.	Significant accounting policies

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

The Corporation has also prepared consolidated financial statements in accordance with United States generally accepted accounting principles as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005.

(a)	Adoption of new accounting policies

Consolidation of Variable Interest Entities
The Canadian Institute of Charted Accountants (“CICA”) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”. The guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interest. This guideline provides certain guidance for determining when an enterprise includes assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This guideline applied to the Corporation as of January 1, 2005. Adoption of this guideline did not have an impact on the results of operations or financial position of the Corporation.

Financial Instruments - Disclosure and Presentation
The CICA issued revisions to section 3860 of the CICA Handbook,“Financial Instruments - Disclosure and Presentation”. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions came into effect on January 1, 2005. These recommendations did not have an impact on the results of operation or financial position of the Corporation.

Non-Monetary Transactions
The CICA issued in June 2005 Section 3831, “Non-Monetary Transactions”, which establishes the standards for the measurement and disclosure of non-monetary transactions. The requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value has remained unchanged from the former Section 3830. However, an asset or liability exchanged or transferred in a non-monetary transaction is measured at its carrying value when “the transaction lacks commercial substance”, which replaces the “culmination of the earnings process” criterion in the former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. The Corporation has chosen early adoption of these standards. Adoption of this guideline did not have an impact on the results of operations or financial position of the Corporation

Stock-Based Compensation and Other Stock-Based Payments
The CICA issued Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. The Corporation has adopted the transitional provisions of this section, effective January 1, 2004, where compensation expense is recognized on all issued and outstanding stock options issued to employees after January 1, 2002, in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods. As a result, opening deficit increased by $272,000 and contributed surplus was recorded for the same amount at January 1, 2004.

(b)	Cash and cash equivalents
Cash and cash equivalents include all cash on-hand and balances with banks as well as all highly liquid short-term investments, with original maturities of three months or less.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

(c)	Inventory
Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first out basis. Inventory is comprised of raw materials, work-in-process and finished goods.

(d)	Income taxes
Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted and substantially enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

(e)	Property, plant and equipment
Property, plant and equipment are recorded at cost (see note 1) and are depreciated or amortized over their estimated useful lives on the following bases:

Telecommunication network equipment	straight-line over 20 years
Building and improvements	straight-line over 20 and 10 years
Leasehold improvements	straight-line over term of lease
Machinery, equipment and fixtures	20% diminishing balance and straight-line over 3 years
Computer equipment and licenses	30% diminishing balance and straight-line over 5 years

(f)	Impairment of long-lived assets
Effective April 1, 2003, long-lived assets, including property, equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the use of the asset and its eventual disposition. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(g)	Intangible assets
Intangible assets are recorded at cost (see note 1) and amortized on a straight-line basis over their estimated useful lives on the following bases:

Customer relationships	straight-line over 5 years
Technology	straight-line over 5 years

(h)	Deferred charges and start-up costs
Deferred charges represent costs incurred in the successful bid for telephony concessions, securing carrier agreements and obtaining financing for a local fixed wireless telecommunications network in rural Chile. These costs are amortized over a five-year period from the beginning of commercial operations in each concession. Deferred costs incurred to issue debentures or debt are deferred and amortized over the term of the obligation. Other start-up costs relate to certain asset purchases and are deferred and amortized over a five-year period.

(i)	Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

Subsidiaries which are financially or operationally dependent on the parent Corporation are accounted for under the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rates for the period. Translation gains and losses of such subsidiaries’ accounts are reflected in the statement of operations.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

(j)	Revenue
Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable and collection of the receivable is reasonably assured.

The principal revenue recognition guidance used by SR Telecom are the U.S. Securities and Exchange Commission’s Staff Accounting Bulletins No. 101 and 104, “Revenue Recognition in Financial Statements” (“SAB 101” and “SAB 104”). In December 2003, the Emerging Issues Committee (“EIC”) issued abstracts on revenue recognition: EIC 141 “Revenue Recognition” and EIC 142 “Revenue Arrangements with Multiple Deliverables”. These guidelines are consistent with the revenue recognition guidelines used by the Corporation and did not result in any impact on the consolidated financial statements of the Corporation.

More specifically, revenue for hardware sold on a stand-alone basis is recognized upon delivery, when all significant contractual obligations have been satisfied and collection is reasonably assured. For contracts involving multiple elements, the Corporation determines if the arrangement can be separated using the criteria set out in SAB 101 and SAB 104, which are consistent with Canadian Generally Accepted Accounting Principles. That is, (i) the product or service represents a separate earnings process; (ii) objective, reliable and verifiable evidence of fair value exists; and (iii) the undelivered elements are not essential to the functionality of the delivered elements. Under this guideline, the Corporation recognizes revenue for each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

The Corporation’s products and services are generally sold pursuant to contracts or purchase orders. Revenue is recognized in the same manner as when the products and services are sold separately. Hardware revenue is recognized upon delivery and service revenue is recognized as the services are performed. In order to determine if there is a loss on services in a contract, estimates of the costs to complete these services are updated on a monthly basis and are based on actual costs to date. These costs are analyzed against the expected remaining service revenue. If the remaining cost exceeds the remaining revenue, a loss is immediately recognized in the financial statements.

The Corporation’s customary trade terms include, from time to time, holdbacks on contracts (retainages on contracts) that are due for periods extending beyond one year and are included in long-term accounts receivable (note 6). Performance of the Corporation’s obligations under contracts is independent of the repayment terms. Revenue associated with holdbacks is recorded in the same manner as described above.

The Corporation ensures collection of its revenue through the use of insurance companies, letters of credit and the analysis of the credit worthiness of its customers.

The Corporation’s products are not generally sold through resellers and distributors.

Accruals for warranty costs, sales returns and other allowances at the time of shipment are based on contract terms and experience from prior claims.

(k)	Research and development
The Corporation incurs costs relating to the research and development of new products. Research costs are expensed as incurred. Development costs are expensed as incurred unless specific criteria for deferral, in accordance with Canadian GAAP, are met. The development costs are not considered deferrable at this time. Government grants and recognized investment tax credits are netted against such costs.

(l)	Derivative financial instruments
Derivative financial instruments are utilized by the Corporation in the management of its foreign currency risk. The Corporation does not enter into financial instruments for trading or speculative purposes. The Corporation enters into offsetting forward exchange contracts when it is deemed appropriate. The Corporation does not use hedge accounting for these transactions. The derivatives are recorded at fair value on the balance sheet with changes in fair value recorded in the statement of operations under gain (loss) on foreign exchange. Changes in the fair values of the forward contracts partially offset the corresponding translation gains and losses on the related foreign currency denominated monetary assets and liabilities.

(m)	Earnings per share
The Corporation presents both basic and diluted earnings per share on the face of the statements of operations regardless of the materiality of the difference between them, and uses the treasury stock method to compute the dilutive effect of options, warrants and conversion features of other instruments.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

(n)	Employee benefit plan
SR Telecom maintained a defined contribution retirement program covering the majority of its employees. A compensation expense is recognized for the Corporation’s portion of the contributions made under the plan. This plan was terminated effective January 1, 2006.

(o)	Use of estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Balances and transactions which are subject to a high degree of estimation are: fair value determination of assets and liabilities, revenue recognition for long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, income taxes, convertible debentures, restructuring and other provisions and contingencies.

(p)	New accounting recommendations

Financial instruments
The CICA issued section 3855 of the CICA Handbook, “Financial Instruments - Recognition and Measurement”, which describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that (i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity, (ii) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and (iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The CICA also reissued section 3860 (as section 3861) of the CICA Handbook, “Financial Instruments - Disclosure and Presentation”, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for years beginning on or after October 1, 2006. The Corporation is currently evaluating the impact of these sections on the consolidated financial statements as of January 1, 2007.

Hedges
The CICA issued section 3865 of the CICA Handbook, “Hedges”. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The Corporation is currently evaluating the impact of this section on the consolidated financial statements as of January 1, 2007.

Comprehensive income
The CICA issued section 1530 of the CICA Handbook, “Comprehensive Income”. The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than just the company’s shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the additional minimum liability for pension obligations.

The CICA also made changes to section 3250 of the CICA Handbook, “Surplus”, and reissued it as section 3251, “Equity”. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with new requirements of section 1530, “Comprehensive Income”.

Adopting these sections on January 1, 2007 will require the Corporation to start reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

➢	Comprehensive income and its components
➢	Accumulated other comprehensive income and its components

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

4.	Acquisition of Netro Corporation
On September 4, 2003, the Corporation acquired all of the issued and outstanding common shares of Netro Corporation (“Netro”), a provider of fixed wireless broadband access products. The purchase included the issuance of 4,149,893 common shares of the Corporation with a fair value of $6.75 per share determined as of the date of the announcement of the acquisition. As part of the acquisition and immediately prior to the closing, Netro issued a cash dividend of US$100 million to its shareholders. The acquisition has been accounted for using the purchase method and accordingly, the purchase price was allocated to acquired assets and liabilities based on the estimated fair values as at the acquisition date. The excess of the estimated fair value of the net assets acquired over the total purchase consideration, in the amount of $7,438,000, has been accounted for as negative goodwill, and accordingly, has been allocated on a pro-rata basis to the fair value of the acquired property, plant and equipment and intangible assets.

The allocation of the purchase consideration to the estimated fair value of the net assets acquired is as follows:

$

Cash and cash equivalents	26,819
Short-term investments	12,797
Restricted cash	6,851
Accounts receivable	1,611
Prepaid expenses and deposits	2,011
Inventory	7,409
Property, plant and equipment	9,892
Intangible assets	9,300
Accounts payable and accrued liabilities	(20,364)
Net identifiable assets	56,326

Purchase consideration:
Share consideration	28,012
Lease liability	15,555
Acquisition costs	5,321
48,888

The lease liability relates to Netro’s San Jose facilities, which are not used by SR Telecom. The liability, at the time of acquisition, reflected the present value of future lease payments less expected sub-leasing revenues (note 16).

As part of the purchase agreement, the Corporation agreed to indemnify and hold harmless the directors and officers of Netro Corporation for a period of six years, and to obtain directors’ and officers’ insurance in this regard for a period of three years. A liability of $1,749,000 as at December 31, 2005 ($1,752,000 as at December 1, 2005 and $1,810,000 as at December 31, 2004) (US$1,500,000) has been recorded for the indemnification and is included as a long-term liability.

The results of operations of Netro are included in the consolidated financial statements of operations of SR Telecom as of September 5, 2003. On October 8, 2003, the Corporation changed the name of Netro Corporation to SR Telecom USA, Inc.

5.	Accounts receivable, net

			Pre-fresh start
	December 31, 2005	December 1, 2005	December 31, 2004
	$	$	$

Trade	29,412	36,704	38,767
Other	6,125	6,480	1,733
Allowance for doubtful accounts	(8,335)	(8,105)	(3,386)
	27,202	35,079	37,114
The accounts receivable - other balance at December 31 and December 1, 2005 includes an amount of $5,455,000 and $5,461,000, respectively (US$4,679,000) and the allowance for doubtful accounts include an amount of $3,706,000 and $3,710,000, respectively (US$3,179,000) related to an accounts receivable from Teleco de Haiti.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately US$12,880,000.

In the third quarter of 2005, following various proceedings and actions during 2002 to 2005, the Corporation determined that the most likely outcome would not result in the full recovery of the receivable and accordingly recorded a provision for doubtful accounts in the amount of $3.7 million (US$3.2 million).

In the fourth quarter of 2005, SR Telecom came to a settlement with MCI and Teleco de Haiti. The settlement has been signed by SR Telecom and MCI, but has not yet been signed by Teleco de Haiti. The Corporation expects that the settlement will be finalized in the coming weeks without a material change to the recorded amount..

6.	Long-term accounts receivable, net

			Pre-fresh start
	December 31, 2005	December 1, 2005	December 31, 2004
	$	$	$

Long-term receivable	-	-	5,644
Allowance for doubtful accounts	-	-	-
	-	-	5,644

The long-term receivable as at December 31, 2004, is comprised of the accounts receivable, net, from Teleco de Haiti, which has been classified as a current receivable in 2005.

7.	Inventory

			Pre-fresh start
	December 31, 2005	December 1, 2005	December 31, 2004
	$	$	$

Raw materials	25,983	25,321	49,829
Work-in-process	1,574	2,315	2,333
Finished goods	3,428	5,277	4,742
Reserve for obsolescence	(122)	-	(7,432)
	30,863	32,913	49,472

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

8.	Property, plant and equipment

							Pre-fresh start
	December 31, 2005			December 1, 2005			December 31, 2004
	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value
	$	$	$	$	$	$	$	$	$

Land	2,234	-	2,234	2,234	-	2,234	1,534	-	1,534
Telecommunications network equipment	36,063	212	35,851	35,585	-	35,585	104,016	40,142	63,874
Building, improvements and fixtures	5,601	51	5,550	5,583	-	5,583	21,167	15,918	5,249
Machinery and equipment	11,511	178	11,333	11,535	-	11,535	37,678	26,744	10,934
Computer equipment and licenses	2,890	69	2,821	2,636	-	2,636	17,791	15,768	2,023
	58,299	510	57,789	57,573	-	57,573	182,186	98,572	83,614

Property, plant and equipment includes machinery assets held under capital leases of $210,000 as at December 1, 2005 and December 31, 2005 ($1,053,000 in 2004) and accumulated depreciation of nil as at December 1, 2005 and $8,000 as at December 31, 2005 ($753,000 in 2004). Computer equipment and licenses include software licenses of $1,315,000 as at December 1, 2005 and $1,470,000 as at December 31, 2005 ($5,436,000 in 2004) and accumulated depreciation of $nil as at December 1, 2005 and $33,000 as at December 31, 2005 ($4,267,000 in 2004).

9.	Restricted cash

			Pre-fresh start
	December 31, 2005	December 1, 2005	December 31, 2004
	$	$	$

Guaranteed Investment Certificates pledged in support of letters of guarantee issued by a Canadian chartered bank, bearing interest at rates ranging from 1.65% to 1.95% (ranging from 1.1% to 2.0% in 2004), maturing through November 2006	439	439	727
Cash sweep accounts in trust in Chile to meet interest and principal obligations	293	3	175
Deposit certificates to cover long-term lease obligations, US$817,000, bearing interest at 0.65%, maturing through September 2006	-	-	985
	732	442	1,887
Current portion	732	442	1,394
		-	493

The balance of the short-term restricted cash as at December 31, 2004 in the amount of $985,000 (US$817,000) was to secure certain obligations on the San Jose, California lease obligation. This was drawn by the landlord and applied against the Corporation’s lease obligation.

10.	Intangible assets, net

			Pre-fresh start
	December 31, 2005	December 1, 2005	December 31, 2004
	$	$	$

Customer relationships	9,653	9,653	-
Technology	32,961	32,961	5,696
Accumulated amortization	(710)	-	(1,202)
	41,904	42,614	4,494

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

11.	Other assets, net

Pre-fresh start
	December 31, 2005			December 1, 2005			December 31, 2004
	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value
	$	$	$	$	$	$	$	$	$

Deferred charges and start-up costs	2,493	213	2,280	2,467	-	2,467	13,501	12,514	987

As at December 31, 2005, other assets is comprised of professional fees of $2,493,000 ($2,467,000 as at December 1, 2005) primarily relating to the establishment of the credit facility. The Corporation is amortizing these costs over the term of the credit agreement, as of June 2005.

Other assets as at December 31, 2004 pertained to start-up costs for CTR’s long-distance carrier company. These costs were fully amortized as at December 1, 2005.

12.	Accounts payable and accrued liabilities

			Pre-fresh start
	December 31, 2005	December 1, 2005	December 31, 2004
	$	$	$

Trade accounts payable	15,354	13,781	26,659
Commissions payable	4,996	5,635	6,065
Accrued payroll and related expenses	2,391	3,113	4,449
Restructuring provision (note 22)	928	1,158	944
Accrued interest	471	188	1,449
Other	2,973	3,417	3,680
	27,113	27,292	43,246

In February 2006, the Corporation reached settlements with certain trade suppliers on outstanding accounts payable. These trade suppliers were also former contract manufacturers of certain of the Corporation’s products. As a result of these transactions, a gain on settlement was recorded in cost of sales in the amount of $800,000 (US$686,000) as of November 30, 2005.

13.	Long-term debt

			Pre-fresh start
	December 31, 2005	December 1, 2005	December 31, 2004
	$	$	$

Notes payable (US$15,500,000) issued by CTR, under a term loan facility (i)	18,159	18,180	18,697
Notes payable (US$14,000,000) issued by CTR, under a term loan facility (i)	16,288	16,307	16,888
Obligations under capital leases, bearing interest at rates ranging from 8.8% to 12.0%, repayable at various dates to April 2009	343	398	355
Senior unsecured debentures issued by the Corporation, due October 15, 2011, bearing interest at 8.15% payable semi-annually, redeemable at the option of the Corporation at a price equal to the greater of i) 100% of the principal amount and ii) the Canadian yield price (as defined in the trust indenture), together in each case with accrued interest, if any, to the date fixed for redemption (ii)	270	270	71,000
	35,060	35,155	106,940
Current portion	34,581	34,667	106,680
	479	488	260

(i)
Pursuant to the terms of an Amendment Agreement dated May 19, 2005, the CTR lenders have agreed to restructure the repayment schedule of their $34,394,000 (US$29,500,000) loan and to postpone the maturity of the loans until May 17, 2008. The interest rate is at LIBOR plus 4.5%, and an additional 1% per year, payable at maturity which, at December 31, 2005 and December 1, 2005, is included in long-term debt in the amount of $53,000. SR Telecom continues to guarantee the performance of the obligations of CTR to the CTR lenders up to an amount of US$12,000,000. This guarantee is secured against the assets of SR Telecom, ranks pari passu with the Convertible Debentures and is subordinate to the security for the credit facility. As part of the agreement, the guarantee may be reduced over time to the extent that SR Telecom makes payments to the CTR lenders on account of principal. SR Telecom has also agreed to provide certain management, technical, inventory and other support to CTR.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

These notes are secured by a pledge of all the assets of CTR and a pledge of the shares of the intermediate holding companies. The Corporation has agreed to support CTR, including the completion of the network and the maintenance of the Corporation’s initial equity investment in CTR. SR Telecom has agreed to provide CTR with the appropriate funds and resources required to complete the construction of the network as originally planned at the time of the signing of the loan agreements in 1999. Equally, SR Telecom cannot repatriate its equity funds from Chile to Canada over and above the amount of the initial equity and SR Telecom’s loans to CTR are subordinated to the notes payable. Guarantees have been provided by the Corporation which in certain circumstances are limited to an amount of US$12,000,000. As at December 31, 2005, the lenders have full recourse against CTR for the complete amount of the loans. Additional credit enhancements by the Corporation may be required, subject to approval by the lenders.

These notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which were waived until March 31, 2006. In accordance with GAAP, these notes were classified as current liabilities. The covenants under the notes fall into two main categories: the financial covenants require the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivables turnover. The performance covenants focus on timely completion of the network and timely achievement of financial independence for the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

The capital repayments on the long-term debt and obligations under capital leases required in each of the forthcoming years are as follows assuming the CTR lenders do not demand immediate repayment of the notes payable:

$

2006	1,864
2007	2,428
2008	30,498
2009	-
2010	-
Thereafter	270
35,060

(ii)	All but $270,000 face value of the senior unsecured debentures were exchanged for the Convertible Debentures in August 2005 (note 15).

14.	Credit facility
On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up to US$39,625,000 with a syndicate of lenders, comprised of certain previous holders of the 8.15% debentures and BNY Trust Company of Canada as administrative and collateral agent. The credit facility is revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Corporation. All four tranches of US$15,850,000, US$11,887,500, US$7,925,000 and US$3,962,500 were available during the fourth quarter of 2005 and have been fully drawn as at December 1, 2005 and December 31, 2005 in the amount of $46,253,000 and $46,199,000 (US$39,625,000), respectively. The interest on the credit facility is comprised of the a cash portion, which is the greater of 6.5% and three-month US Dollar LIBOR rate plus 3.85% and additional interest payable in cash after October 1, 2006, which is the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%. The additional interest is accrued and included in the Credit Facility as at December 1, 2005 and December 31, 2005 in the amount of $1,298,000 and $1,663,000, respectively. In addition, the financial terms of the credit facility include the following: a 2% commitment fee based on the facility as they become available and a payout fee of either, at the option of the lender, 5% of the US$39,625,000 maximum loan or 2% of distributable value, as defined in the Credit Agreement (which approximates the market capitalization of the Corporation), at maturity, payable by issuing debt or equity. As at December 31, 2005, $877,000 (US$713,000) has been paid on the draw down of the first three tranches of the credit facility, and $92,000 (US$79,000) of interest has been accrued for on the last tranche of the credit facility for the 2% commitment fee. As at December 31, 2005, $213,000 (US$182,000) has been accrued based on 5% of the US$39,625,000 maximum loan.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

15.	Convertible redeemable secured debentures
On July 21, 2005 the Corporation issued a private offering memorandum to its debenture holders to exchange all of the 8.15% senior unsecured debentures and accrued interest into 10% convertible redeemable secured debentures (“Convertible Debentures”), due October 15, 2011 (the “debenture exchange”).

Interest on the Convertible Debentures is payable in cash or in kind by the issuance of additional convertible debentures, at the option of the Corporation. The Convertible Debentures are secured by a charge over substantially all of the assets of the Corporation, ranking behind the security interest granted to the lenders under the Credit Facility, and pari passu with the CTR notes, and subject to the terms of an Inter-Creditor agreement entered into between the lenders, under the terms of the Credit Facility, the Convertible Debenture holders and the CTR lenders, which set out certain rights and obligations between them.

On August 24, 2005, the debenture exchange closed where all of the 8.15% debentures, except for debentures with a face value of $270,000, were exchanged for $75,526,000, face value of Convertible Debentures.

The Convertible Debentures are convertible into common shares at a rate of approximately 4,606 common shares per $1,000 in principal amount of new convertible debentures, representing a conversion price at closing of approximately $0.217 per common share.

In accordance with their terms, on November 30, 2005, $10 million in principal amount of the Convertible Debentures and accrued interest thereon payable in kind were converted into 47,322,829 common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares.

In accordance with Canadian GAAP, the Convertible Debentures are accounted for on the basis of their substance and are presented in their component parts of debt and equity. The debt component is measured at the issue date as the present value of the cash payments of interest and principal due under the terms of the Convertible Debentures discounted at an interest rate of 21%, which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the value as determined and the face value of the Convertible Debentures is allocated to equity. The debt component is accreted to its face value through a charge to earnings over its term. As at December 31, 2005, the debt component is $40,630,000 ($39,987,000 as at December 1, 2005), including $739,000 of accreted interest ($558,000 as at December 1, 2005) plus interest payable in kind in the amount of $2,305,000 ($1,754,000 as at December 1, 2005) and the equity component is $27,785,000 ($27,851,000 as at December 1, 2005).

16.	Lease liability
In 2004, the lease liability of $8,620,000 related to SR Telecom USA Inc.’s San Jose, California operating lease expiring in September 2006, assumed with the acquisition of Netro Corporation on September 4, 2003 (note 4). This location was not in use by SR Telecom USA Inc. At the time of acquisition, the lease liability was recorded as the fair value of future lease payments, less expected sub-leasing revenue. The Corporation had been unable to sub-lease the premises, nor did it expect to be able to sub-lease these premises in the near-term. As a result, in the fourth quarter of 2004, the Corporation revised its estimates of expected sub-lease revenue, resulting in an increase in the liability of $1,586,000 and a corresponding charge in the statements of operations.

In 2005, the landlord of the lease, North San Jose Interests, filed a lawsuit against SR Telecom USA Inc., seeking payment for rent and damages.

On January 13, 2006, the Corporation reached a US$3,600,000 settlement with the landlord for the full discharge of the lease liability in the amount of $6,864,000 (US$5,888,000), resulting in a gain of $2,670,000 (US$2,288,000) recorded in the eleven months ended November 30, 2005. As at December 1, 2005 and December 31, 2005, the Corporation’s lease liability was $4,202,000 (US$3,600,000) and $4,197,000 (US$3,600,000), respectively.

17.	Capital stock and warrants

Authorized

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

An unlimited number of common shares
An unlimited number of preferred shares issuable in series

			Pre-fresh start
	December 31, 2005	December 1, 2005	December 31, 2004
	$	$	$

Issued and outstanding
65,666,961 common shares (64,932,961 as at December 1, 2005 and 17,610,132 as at December 31, 2004)	230,086	229,927	219,653
3,924,406 warrants (3,924,406 as at December 1, 2005 and December 31, 2004)	-	-	13,029
	230,086	229,927	232,682

During the periods ended December 31, 2005, December 1, 2005, December 31, 2004 and December 31, 2003, the following transactions took place in the capital stock account:

On September 2, 2003, the Board of Directors of the Corporation approved a one-for-ten share consolidation. All share information in these financial statements have been restated to reflect the share consolidation on a retroactive basis.

On November 30, 2005, pursuant to the terms of the Convertible Debentures, $10 million in principal amount of the Convertible Debentures and accrued interest thereon payable in kind were converted into 47,322,829 common shares at the conversion price of approximately $0.217 per common share.

During December 2005, Convertible Debentures and accrued interest payable in kind thereon were converted into 734,000 common shares at a conversion price of approximately $0.217 per common share.

On February 18, 2004, the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40 million. Concurrently with the closing of the public offering, the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4,001,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until the end of February 2006.

On February 24, 2004, the over-allotment option related to the public offering was exercised and an additional 857,142 units were purchased for gross cash proceeds of $6 million. These units hold the same terms and conditions as those of the public and private offerings. The total net proceeds to the Corporation amounted to $46,787,000 after deducting share issue costs of $3,214,000.

The gross proceeds of $50,001,000 were allocated between common shares and warrants based on their then fair values. Accordingly, $38,787,000 was allocated to common shares and $11,214,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted average risk-free rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of two years.

On September 4, 2003, the Corporation acquired all of the common shares of Netro, which resulted in the issuance of 4,149,893 common shares at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced (note 4).

On July 18, 2003, the Corporation issued 528,000 units for gross proceeds of $4,488,000 by way of a private placement. On August 27, 2003, an additional 177,882 units were issued for gross proceeds of $1,512,000 by way of a private placement. The net proceeds to the Corporation amounted to $5,473,000 after deducting share issue costs of $527,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $10.00 per share until July 18, 2008.

The gross proceeds of $6 million were allocated between common shares and warrants based on their then fair values. Accordingly, $4,185,000 was allocated to the common shares and $1,815,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted average risk-free rate of 4.7%, a dividend yield of 0%, expected volatility of 65% and expected life of the warrants of five years.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

The Corporation effectively terminated its Employee Stock Purchase Plans as of January 1, 2004 and cancelled 80 common shares in 2004. Common shares totaling 65,981 were issued under the Employee Stock Purchase Plan for consideration of $510,000 in 2003.
During the year ended December 31, 2004, no common shares were issued under the Director’s Share Compensation Plan. Common shares totaling 22,729 were issued under the Director’s Share Compensation Plan at a value of $174,000 in 2003.

Common shares issued and outstanding include 8,000 common shares issued in July 2001 to senior officers of the Corporation. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum. The loans were forgiven during 2005 and recorded as selling, general and administrative expenses.

Stock-Based Compensation Plan

Stock options under the Employee Stock Option Plan (ESOP) may be granted to officers and other key employees of the Corporation to purchase common shares of the Corporation at a subscription price equal to the weighted-average trading price of all common shares five days preceding the grant date. The options are exercisable during a period not to exceed ten years. The right to exercise options generally vests over a period of four to five years. 438,800 common shares are reserved for issuance under the ESOP.

The following table summarizes the activity in the Employee Stock Option Plan:

			Pre-fresh start
	One month ended December 31, 2005		11 months ended November 30, 2005		Year ended December 31, 2004		Year ended December 31, 2003
	Weighted average number of options	Weighted average exercise price	Weighted average number of options	Weighted average exercise price	Weighted average number of options	Weighted average exercise price	Weighted average number of options	Weighted average exercise price
		$		$		$		$

Outstanding, beginning of period	285,430	27.23	406,580	25.03	306,310	32.96	328,730	33.10
Granted	-	-	-	-	149,000	7.47	10,000	6.56
Forfeited/expired	(52,950)	14.32	(121,150)	19.85	(48,730)	21.17	(32,420)	26.30
Outstanding, end of period	232,480	30.17	285,430	27.23	406,580	25.03	306,310	32.96
Options exerciseable end of period	201,730	32.94	249,580	29.45	168,940	40.61	135,000	43.94

The following table summarizes information about the Corporation's outstanding and exercisable stock options as at December 31, 2005:

Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Options exercisable	Weighted average exercise prices
$			$		$

6.40 to 9.80	85,000	8.0 years	7.73	66,000	7.70
16.30 to 24.50	62,250	5.8 years	18.41	50,500	18.38
35.30 to 53.00	42,480	4.3 years	47.52	42,480	47.52
56.60 to 85.30	33,250	4.0 years	65.41	33,250	65.41
89.70 to 130.80	9,500	1.1 years	107.01	9,500	107.01
	232,480	5.9 years	30.17	201,730	32.94

Effective January 1, 2004, the Corporation adopted the transitional provisions of the Canadian Institute of Chartered Accountants recommendations relating to stock-based compensation and other stock-based payments. The Corporation has determined compensation cost of stock options using the fair value method and has applied this change retroactively without restatement of prior periods (see note 3).

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

For the eleven months ended November 30, 2005 and the one month ended December 31, 2005, $728,000 and nil, respectively, is recognized as compensation cost in the consolidated statement of operations for awards granted since January 1, 2002.

The fair value of direct awards of stock is determined based on the quoted market price of the Corporation’s stock and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Corporation recognized no compensation when stock or stock options were issued to employees. The estimated fair value of the options is amortized to expense over the options vesting period.

For the year ended December 31, 2004, $247,000 is recognized as compensation cost in the statements of operations for awards granted since 2002. Had compensation cost been determined using the fair value based method at the date of grant of awards granted in 2003 and 2002, the Corporation’s pro forma net loss and net loss per share would have been $44,935,000 and $6.23 for the year ended December 31, 2003.

The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model, using the following weighted average assumptions:

		Pre-fresh start
	One month ended	Eleven months ended	Year ended	Year ended
	December 31, 2005	November 30, 2005	December 31, 2004	December 31, 2003
		$	$	$

Dividend yield	n/a	n/a	0.0%	0.0%
Expected volatility	n/a	n/a	72.5%	65.0%
Weighted average risk-free interest rate	n/a	n/a	4.1%	4.7%
Expected life	n/a	n/a	5 years	5 years
Weighted average fair value per option granted	n/a	n/a	$ 6.33	$ 8.56

Loss per share
The Corporation has outstanding options, warrants and convertible debentures that could potentially dilute the earnings per outstanding share in the future, but these were excluded from the calculation of the diluted net loss per share for the periods presented, as they would have been anti-dilutive. As at December 31, 2005, the amount of common shares that would be issued from the exercise of all outstanding options would be 232,480, from the exercise of all outstanding warrants would be 3,924,406 and from the conversion of the outstanding convertible debentures plus accrued interest payable in kind would be 311,913,262.

18.	Research and development expenses, net
Investment tax credits netted against research and development expenses amounted to approximately $139,000 and $1,018,000, respectively, for the one month ended December 31, 2005 and eleven months ended November 30, 2005 ($2,113,000 and $4,329,000 for the years ended December 31, 2004 and 2003, respectively).
The Canadian federal government offers a tax incentive to companies performing research and development (“R&D”) activities in Canada. This tax incentive is calculated based on pre-determined formulas and rates which consider eligible R&D expenditures and can be used to reduce federal income taxes in Canada otherwise payable. Such credits, if not used in the year earned, can be carried forward for a period of ten years. The Quebec provincial government offers a similar incentive, except that it is receivable in cash instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Quebec provincial taxes payable. The provincial credit is recorded as income taxes receivable until the payment is received. The federal credit has been recognized on the balance sheet as investment tax credits to be used in future periods. SR Telecom’s existing credits have an average remaining life of 4 to 9 years. As of July 1, 2003, the Corporation ceased the recognition of further federal investment tax credits.

In November 2005, the Corporation determined that there was insufficient evidence of reasonable assurance that investment tax credits in the amount of $8,534,000 would be realized within its remaining life. Accordingly, a reduction of this amount was recorded resulting in a corresponding charge to the statements of operations. During the fourth quarter of 2004, the Corporation determined that there was insufficient evidence of reasonable assurance that investment tax credits in the amount of $4,181,000 would be realized within its remaining life. Accordingly, a reduction of this amount was recorded resulting in a corresponding charge to the statements of operations.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

19.	Gain on sale of long-term investment
During the third quarter of 2004, the Corporation sold a long-term investment acquired as part of the acquisition of Netro Corporation in 2003 to various investors for cash proceeds of $3,444,000 (US$2,700,000). This long-term investment had been recorded at an estimated fair value of $nil at the time of the Netro acquisition.

20.	Finance charges, net

		Pre-fresh start
	One month ended	Eleven months ended	Year ended	Year ended
	December 31, 2005	November 30, 2005	December 31, 2004	December 31, 2003
		$	$	$

Financing charges	582	5,035	-	-
Interest on long-term debt	283	6,571	8,474	9,262
Interest on credit facility	684	2,475	-	-
Interest on convertible redeemable secured debentures	737	2,586	-	-
Other interest	30	409	172	238
Interest income	-	(7)	(563)	(644)
	2,316	17,069	8,083	8,856

Accreted interest of $181,000 for the one month ended December 31, 2005 and $558,000 for the eleven months ended November 30, 2005 is included in interest on convertible redeemable secured debentures.

21.	Income taxes

		Pre-fresh start
	One month ended	Eleven months ended	Year ended	Year ended
	December 31, 2005	November 30, 2005	December 31, 2004	December 31, 2003
		$	$	$

Income tax recovery at statutory rates	1,593	23,921	17,273	16,523
Decrease relating to non-deductible items	(536)	(1,131)	(830)	(1,074)
Reversal of temporary differences relating to subsidiaries	-	-	(994)	(1,922)
Benefit of losses not preivously recognized	83	914	-	-
Decrease due to non-recognition of losses carried forward	(1,093)	(20,222)	(11,833)	(12,264)
Write-off of future tax assets	-	(2,647)	(24,997)	-
Other	(70)	(726)	277	471
Income tax (expense) recovery	(23)	109	(21,104)	1,734

The Corporation is currently appealing a tax assessment in the Kingdom of Saudi Arabia. The Corporation has not accrued any amount in its financial statements in this regard. The appeal committee has not yet issued a decision on this matter.

Future income taxes consist of the following temporary differences:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

			Pre-fresh start
	As at	As at	As at
	December 31, 2005	December 1, 2005	December 31, 2004
		$	$

Investment tax credits	(1,571)	(1,571)	(4,079)
Excess of tax value over book value of property, plant
and equipment and intangible assets	11,585	11,482	13,222
Holdbacks	(173)	(173)	(502)
Unclaimed research and development expenses	30,921	30,708	27,597
Losses carried forward	55,144	53,725	39,341
Other	3,012	2,966	1,406
Valuation allowance	(98,918)	(97,137)	(76,985)
		-	-

The timing difference arising from investment tax credits is due to the recognition of these tax credits for accounting purposes versus the non-recognition for tax purposes, resulting in future income taxes since in the year that investment tax credits are used, they are subject to income taxes. The remaining life of the investment tax credit assets is 4 to 9 years.

Certain research and development expenditures incurred in Canada in the amount of approximately $76,000,000 can be carried forward indefinitely to reduce future taxable income. The timing difference arising from unclaimed research and development expenditures is the amount that has not yet been claimed for tax purposes and can be carried forward indefinitely to reduce future taxable income.

During the fourth quarter of 2004, as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation, management determined that a valuation allowance on all the future income tax assets was appropriate.

As of July 1, 2003, management determined that it was not more likely than not that the benefits of additional future income tax assets, after that date, relating to the wireless telecommunication business segment, would be realized in the foreseeable future. Accordingly, a valuation allowance was recorded for the additional benefits of losses carried forward as well as the unclaimed research and development expenditures carried forward.

The expiry dates of the Corporation’s losses carried forward for tax purposes by principal jurisdiction are in the approximate amounts as follows:
	Amount	Expiry date
	$

Canada	80,000	2010 - 2015
Chile	51,000	Indefinite
United States	51,000	2023 - 2024

The Corporation also has unrecorded investment tax credits which can be used to reduce future income taxes payable, expiring at various dates and in different tax jurisdictions as follows:
	Amount	Expiry date
	$

Canada	18,534	2010 - 2015
United States	7,000	2018

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

The components of income tax (expense) recovery are as follows:

		Pre-fresh start
	One month ended	Eleven months ended	Year ended	Year ended
	December 31, 2005	November 30, 2005	December 31, 2004	December 31, 2003
		$	$	$

Current	(23)	109	(829)	(511)
Future	-	-	(20,275)	2,245
	(23)	109	(21,104)	1,734

22.	Restructuring, asset impairment and other charges

2005 Restructuring, asset impairment and other charges
For the eleven months ended November 30, 2005, restructuring charges of $17,200,000 were incurred.

These charges were comprised of $3,038,000 related to severance and termination benefits for the termination of employees originally laid-off in January 2005 in the Canadian location and salary continuance for a period ranging from eighteen to twenty-four months relating to the termination of employment contracts for certain executives. These charges were taken by the Corporation to continue to reduce its cost structure in line with current and projected revenue levels. In total, 95 employees were terminated including 41 research and development employees, 16 project management employees, 9 sales and marketing employees, 19 operation employees and 10 administration employees.

During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory comprised mostly of raw materials and repair stock, totalling $19,859,000 offset by an inventory provision of $3,311,000 was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada and France. The inventory write-down related to France in the amount of $2,803,000 is included in discontinued operations (note 23).

During 2005, the Corporation determined that certain satellite related assets to be deployed had deteriorated. Accordingly, a charge of $322,000 was recorded to write-down such assets to their fair market value. In addition, $95,000 was accrued for lease charges related to a Montreal manufacturing facility that was vacated in November 2005.

The following table summarizes the activity related to the 2005 restructuring charges:
	Restructuring charges	Amount paid/ Written-off	Remaining liability at December 1, 2005	Remaining liability at December 31, 2005
	$	$	$	$

Severance and termination	3,038	(1,975)	1,063	908
Lease charges and other costs	95	-	95	20
Inventory and asset impairment	14,067	(14,067)	-	-
	17,200	(16,042)	1,158	928

2004 Restructuring, asset impairment and other charges
During the second and third quarter of 2004, restructuring charges of $7,701,000 were incurred. These charges were undertaken by the Corporation to reduce its cost structure in line with current and projected revenue levels. These costs are comprised primarily of severance and termination benefits, write-off of specific inventory and other assets, accrued lease charges and operating costs related to the U.S. facilities in Washington as well as losses on the sale of redundant assets. In total, 45 employees were terminated including 28 research and development employes, 1 project management employee, 6 sales and marketing employees, 4 operation employees and 6 administration employees.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

Management decided that it would no longer pursue the development and sale of Stride 2400 product line. As a result, the Corporation recorded the write-off of certain inventory of $1,086,000 and deferred charges of $266,000 in the second quarter of 2004, which is included in the restructuring charges.

The following table summarizes the activity related to the 2004 restructuring charges:

			Pre-fresh start
	Restructuring charges	Amounts paid / Written-off	Remaining liability at December 31, 2004
	$	$	$

Severance and termination	3,436	(3,156)	280
Lease charges and other costs	2,584	(1,920)	664
Inventory and asset impairment	1,681	(1,681)	-
	7,701	(6,757)	944

2003 Restructuring, asset impairment and other charges
In the fourth quarter of 2003, restructuring charges of $1,548,000 were accrued. These charges were undertaken by the Corporation to reduce its cost structure and were primarily comprised of severance and termination benefits. In total, 41 employees were terminated, including 12 research and development employees, 12 project and service management employees and 17 sales and marketing employees.

Certain assets acquired in 2003 in the amount of $1,363,000 were written-off due to changes in the market place and customer requirements that go beyond the capability of current technology.

During 2003, the Corporation determined that certain satellite related assets to be deployed had deteriorated. Accordingly, a charge of $630,000 was recorded to write-down such assets to their estimated fair value.

The following table summarizes the activity related to the 2003 restructuring charges:
			Pre-fresh start
	Restructuring charges	Amounts paid / Written-off	Remaining liability at December 31, 2003
	$	$	$

Severance and termination	1,548	(604)	944
Asset impairment	1,993	(1,993)	-
	3,541	(2,597)	944

23.	Discontinued operations
During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines. As part of its strategic plan at that time, the Corporation took steps to strengthen its financial position by improving the profitability of its product portfolio. Its focus is to maximize revenue potential and profitability of its key products, particularly Symmetry, SR500ip and SR500 and divest itself of operations related to product lines it no longer intended to pursue.

Effective December 1, 2005, the Corporation sold substantially all of the assets and the operations of its subsidiary in France, as well as its Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France (Purchaser). With this transaction, the Corporation effectively disposed of its Swing product line operations. The assets not disposed of related primarily to accounts receivable and payable which will be monetized by the Corporation.

The sales price for the businesses is to be established on November 30, 2006 and will be determined based on the performance of the sold businesses for the year then ended. The range of sales price, per the agreement, is between €1.00 and €4,000,000. As of the date of these financial statements, management cannot reasonably determine the sales price with sufficient reliability.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

The proceeds, once established based on the results of the sold businesses for 2006, are payable to the Corporation evenly over a period of 5 years with an acceleration clause in the first year should revenue levels reach a specific target. To the extent that the cumulative results of the sold businesses over the 2006-2010 period meet certain targets, additional sums of up to €1,000,000 may be payable by the Purchaser.

SR Telecom Inc. and its French subsidiary have agreed to indemnify the Purchaser should the sold businesses realize a loss in the year ended November 30, 2006, up to a maximum of €757,000. No provision has been recorded in relation to this potential indemnity as management does not expect the sold business to realize a loss in 2006.

As a result of the nature of the contingencies pursuant to the contract, the disposal was recorded for nil proceeds. In future periods, if greater certainty is established for the sale price, it will be recorded in that period.

As a result of this transaction, the Corporation also recorded the following charges as part of discontinued operations: a write-down of $440,000 in the remaining fixed assets in its France subsidiary that were deemed to have no future use as well as a write-off of $568,000 for remaining swing-related inventory not taken by the purchaser that is estimated to be unrecoverable.

Following the disposal of substantially all of the assets and operations of the France subsidiary, the Corporation has redirected the remaining operations of the subsidiary to act as a sales office in France for the Corporation’s other product lines. The Corporation entered into negotiations with the landlord of the subsidiary’s premises to terminate the lease in order to find premises more suited to its needs. An agreement was reached in March 2006. The Corporation accrued as part of discontinued operations the settlement of the lease termination as at December 31, 2005 in the amount of $1,509,000 (€1,093,000). The Corporation will vacate the premises by April 30, 2006.

The net assets, the results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, the Swing product line operations were presented as part of the Wireless Telecommunications Products segment.

The results of discontinued operations are as follows:
		Pre-fresh start
	One	Eleven	Year	Year
	month ended	months ended	ended	ended
	December 31,	November 30,	December 31,	December 31,
	2005	2005	2004	2003
	$	$	$	$

Revenues of discontinued operations	254	13,918	24,862	27,911

Loss on disposal of discontinued operations	(1,761)	-	-	-

Pretax (loss) earnings of discontinued operations	(4,221)	(4,583)	(7,741)	3,134

(Loss) earnings from discontinued operations	(4,221)	(4,758)	(9,192)	4,246

The cash flows from discontinued operations are summarized as follows:
		Pre-fresh start
	One	Eleven	Year	Year
	month ended	months ended	ended	ended
	December 31,	November 30,	December 31,	December 31,
	2005	2005	2004	2003
	$	$	$	$$

Cash flows (used in) provided by operating activities	(2,115)	7,791	841	(2,767)

Cash flows provided by (used in) investing activities	762	(8)	(125)	(467)

Increase (decrease) in cash and cash equivalents from
discontinued operations	(1,353)	7,783	716	(3,234)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

The net assets of discontinued operations are summarized as follows:
			Pre-fresh start
	As at	As at	As at
	December 31,	December 1,	December 31,
	2005	2005	2004
	$	$	$

Accounts receivable, net	5,809	5,235	10,394
Inventory	-	1,019	10,084
Other	250	880	687
Current assets	6,059	7,134	21,165

Property, plant and equipment, net	53	1,385	1,828

Accounts payable and accrued liabilities	(8,365)	(7,621)	(12,436)
Customer advances	(75)	(362)	(293)
Current liabilities	(8,440)	(7,983)	(12,729)

Net (liabilities) assets of discontinued operations	(2,328)	536	10,264

24.	Commitments and contingencies

(a)	Leases
The Corporation leases land, buildings and equipment under non-cancelable operating leases. Future minimum lease payments for the forthcoming years are as follows:
$

2006	4,108
2007	3,177
2008	2,616
2009	306
2010	229
Thereafter	102
10,538

(b)	Bonds
SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom’s performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at December 31, 2005 is $1,959,000 ($2,203,000 as at December 1, 2005 and $4,098,000 as at December 31, 2004).

(c)	Guarantees
The Corporation has the following major types of guarantees:

As part of the normal sale of products, the Corporation has provided its customers with product warranties that generally extend for one year. As at December 31, 2005, the warranty provision is $543,000 ($471,000 as at December 1, 2005 and $815,000 as at December 31, 2004). The following summarizes the accrual of product warranties that is recorded as part of accounts payable and accrued liabilities in the accompanying consolidated balance sheets:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

		Pre-fresh start
	One month ended	Eleven months ended	Year ended
	December 31, 2005	November 30, 2005	December 31, 2004
		$	$

Balance, beginning of period	470	815	750
Payments made during the period	(291)	(1,471)	(1,318)
Warranties accrued during the period	364	747	1,383
Less: Reduction in provision	-	379	-
Balance, end of period	543	470	815

The Corporation also indemnifies its customers against actions from third parties related to intellectual property claims arising from the use of the Corporation’s products. Claims under such indemnifications are rare and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years (see note 4).

Pursuant to the sale of substantially all of the assets and the operations of its subsidiary in France and its Australian subsidiary, SR Telecom Inc. and its French subsidiary have agreed to indemnify the Purchaser should the sold businesses realize a loss in the year ended November 30, 2006, up to a maximum of €757,000. No provision has been recorded in relation to this potential indemnity as management does not expect the sold businesses to realize a loss in 2006.

(d)	Litigation

Jasmin Consulting Services Inc. (“JCS”):
JCS was seeking US$1,263,000 in special damages, interest and costs as a consequence of the Corporation’s alleged breach of a sub-contract agreement. On March 30, 2005, a settlement was reached with JCS in the amount of CAD$887,500 plus interest. The settlement was to be paid over a period of ten months starting April 2005. As at December 31, 2005, a balance of $94,000 remained to be paid in January 2006.

Solectron Arbitration:
On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 “Manufacturing Agreement”. Solectron claimed that in 2000, it purchased materials on the basis of Netro’s forecasts which were not supported by sales orders. The arbitration with Solectron resulted in the purchase of US$4,000,000 of inventory by SR Telecom, where US$2,000,000 was paid on August 27, 2004. The remainder was to be paid in three installments in 2005, without any interest accruing. As a result of the settlement with Solectron, the Corporation realized a gain of $4,583,000 (US$3,500,000) in the third quarter of 2004.

The Corporation did not meet its February 2005 payment obligation, pursuant to the settlement agreement, resulting in Solectron serving a judicial citation of US$1,450,000 on March 11, 2005. The Corporation has subsequently come to an agreement with Solectron and has paid the then overdue amount of US$550,000 including interest and fees on June 15, 2005. The remaining balance of US$900,000 due on August 26, 2005, was paid on September 7, 2005. No further obligations existed at December 31, 2005.

Axio Wireless (“Axio”) Arbitration:
In November 2003, Axio, a service provider, brought a civil action against the Corporation seeking damages for alleged breach of a service agreement with the Corporation. The Corporation petitioned the court to refer to this matter under arbitration, which took place between March 14 and March 17, 2005. The court issued a judgement on June 2, 2005 in favour of SR Telecom and denied all relief requested by Axio.

The Corporation has included in its accounts payable and accrued liabilities as at December 31, 2005, December 1, 2005 and December 31, 2004, management’s best estimate of the outcome of several litigations, described as follows:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

Future Communications Company (“FCC”) Litigation:
The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc. (formerly, Netro Corporation) of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. The appeal, filed on March 2, 2005, was rejected by the Kuwait Appeal Court and the Corporation appealed this decision to the highest of the Kuwait Courts on July 4, 2005, which appeal has not yet been heard. The amount in dispute is US$1,013,000.

General:
From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

25.	Statements of cash flows

Non-cash working capital items
		Pre-fresh start
	One month ended	Eleven months ended	Year ended	Year ended
	December 31, 2005	November 30, 2005	December 31, 2004	December 31, 2003
		$	$	$

Decrease in accounts receivable	7,819	2,028	28,179	11,348
(Increase) decrease in income taxes receivable	(236)	(1,337)	978	(244)
Decrease (increase) in inventory	2,044	571	(10,532)	(4,826)
Decrease (increase) in prepaid expenses	610	(1,883)	1,724	230
Decrease in investment tax credits	-	8,534	4,995	163
Decrease in accounts payable and
accrued liabilities	(103)	(15,954)	(8,875)	(12,634)
Decrease in customer advances	(332)	(230)	(2,039)	(6,009)
	9,802	(8,271)	14,430	(11,972)
Supplementary cash flow information

Non-cash financing and investing activities:
Exchange of 8.15% senior unsecured debentures	-	(70,730)	-	-
Issuance of 10% redeemable secured convertible debentures	-	75,526	-	-
Shares issued upon conversion of 10% redeemable
secured debentures	159	10,274	-	-
Shares issued in connection with the acquisition of Netro	-	-	-	28,012
	159	15,070	-	28,012

Cash paid for:
Interest	275	3,758	8,461	9,850
Income taxes	2	130	450	738

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

26.	Related party transactions

	One month ended December 31, 2005	Eleven months ended November 30, 2005	Year ended December 31, 2004	Year ended December 31, 2003
		$	$	$

Purchases (i)	-	37	199	367
Directors' fees (i)	17	572	260	217
Accounts payable (i)	-	-	19	84

(i)
The Corporation has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies. The members of the Board of Directors of the Corporation and their affiliated companies have provided primarily professional services to the Corporation.

27.	Derivative financial instruments
At December 1, 2005 and December 31, 2005, the Corporation had no forward contracts.

In March 2004, the Corporation sold its US$2,000,000 forward contract at a rate of 1.4203, which resulted in a realized foreign exchange gain of $190,000, recorded in the statements of operations.

The Corporation’s US$2,000,000 forward contract at a rate of 1.4119, acquired as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables, matured in December 2003. The change in market value of this contract from the date of purchase to expiry date resulted in a realized foreign exchange gain of $231,000, recorded in the statements of operations.

28.	Employee benefit plan
The Corporation maintains a defined contribution retirement program covering the majority of its employees. For the one month ended December 31, 2005, the Corporation contributed and recorded an expense of approximately $61,000 to the plan ($789,000 for the eleven months ended November 30, 2005, $1,116,000 for the year ended December 31, 2004). As of January 2006, the Corporation has suspended its employer contributions to the Retirement Savings Plan with Group Retirement Services as part of its cost cutting initiatives.

As of January 1, 2005, the Corporation terminated its employee savings plan covering its US employees (plan qualifying under Section 401(k) of the Internal Revenue Code (“the Code”)). The plan allowed employees to make pre-tax contributions in specified percentages up to the maximum dollar limitations prescribed by the Code. The Corporation had contributed to this plan in 2004 and accordingly, recorded $242,000 (US$186,000) in 2004 of expenses in the statements of operations.

29.	Business segments and concentrations
SR Telecom operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use.

The second business segment, carried out by Comunicación y Telefonia Rural S.A. (CTR) in Chile, provides telecommunication services to end-users.

The accounting policies and methods applied to each of the segments is the same as that for the consolidated group.

The inter-segment eliminations for the balance sheet represent primarily the elimination of investments in subsidiaries and inter-segment amounts receivable.

For the one-month period ended December 31, 2005 and the eleven-month period ended November 30, 2005:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

	Wireless Telecommunications Products		Telecommunications Service Provider		Inter-Segment Eliminations		Consolidated
	As at	As at	As at	As at	As at	As at	As at	As at
	Dec. 31, 2005	Dec. 1, 2005	Dec. 31, 2005	Dec. 1, 2005	Dec. 31, 2005	Dec. 1, 2005	Dec. 31, 2005	Dec. 1, 2005
	$	$	$	$	$	$	$	$

Balance Sheets

Property, plant
and equipment	21,239	21,309	36,550	36,264	-	-	57,789	57,573
Intagible assets, net	41,904	42,614	-	-	-	-	41,904	42,614
Other assets, net	2,280	2,467	-	-	-	-	2,280	2,467
Total assets	229,915	238,324	108,541	108,179	(150,905)	(150,536)	187,551	195,967

	For the period ended		For the period ended		For the period ended		For the period ended
	Dec. 31, 2005	Nov. 30, 2005	Dec. 31, 2005	Nov. 30, 2005	Dec. 31, 2005	Nov. 30, 2005	Dec. 31, 2005	Nov. 30, 2005
	$	$	$	$	$	$	$	$

Statements of operations from continuing operations
External revenue	5,638	51,342	1,734	17,670	-	-	7,372	69,012
Inter-segment revenue	24	937	-	-	(24)	(937)	-	-
Gross profit	865	8,703	1,734	17,670	-	-	2,599	26,373
Finance charges, net	2,014	14,230	302	2,839	-	-	2,316	17,069
Amortization and depreciation of property, plant and equipment	292	3,205	218	5,328	-	-	510	8,533
Amortization and depreciation of other assets	244	1,191	-	-	-	-	244	1,191
Amortization and depreciation of intangible assets	710	826	-	-	-	-	710	826
Restructuring, asset impairment and other charges	-	16,878	-	322	-	-	-	17,200
Gain on settlement of claim	-	2,670	-	-	-	-	-	2,670
Income tax (expense) recovery	(23)	109	-	-	-	-	(23)	109
Loss from continuing operations	5,146	73,190	14	3,817	-	-	5,160	77,007
Net loss	9,367	77,948	14	3,817	-	-	9,381	81,765
Purchase of property, plant and equipment	251	1,127	506	2,223	-	(19)	757	3,331

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

For the years ended December 31, 2004 and 2003:

	Wireless Telecommunications Products		Telecommunications Service Provider		Inter-Segment Eliminations		Consolidated
	As at and for the year ended		As at and for the year ended		As at and for the year ended		As at and for the year ended
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
	$	$	$	$	$	$	$	$

Balance Sheets

Property, plant and equipment	17,747	20,247	82,015	85,358	(16,148)	(18,602)	83,614	87,003
Intagible assets, net	4,494	5,408	-	-	-	-	4,494	5,408
Other assets, net	972	1,160	5,311	5,894	(5,296)	(5,345)	987	1,709
Total assets	238,714	282,508	154,485	158,430	(165,575)	(151,163)	227,624	289,775

Statements of operations from continuing operations

External revenue	80,490	85,906	18,584	14,064	-	-	99,074	99,970
Inter-segment revenue	782	254	-	-	(782)	(254)	-	-
Gross profit	24,596	38,152	18,584	14,064	-	-	43,180	52,216
Finance charges, net	5,341	5,698	2,742	3,158	-	-	8,083	8,856
Amortization and depreciation of property, plant and equipment	4,320	4,024	6,875	7,125	(942)	(954)	10,253	10,195
Amortization and depreciation of other assets	477	670	598	648	(49)	820	1,026	2,138
Amortization and depreciation of intangible assets	914	288	-	-	-	-	914	288
Restructuring, asset impairment and other charges	7,701	2,911	-	630	-	-	7,701	3,541
Gain on sale of long-term investments	3,444	-	-	-	-	-	3,444	-
Gain on settlement of claim	4,583	-	-	-	-	-	4,583	-
Gain on repurchase of debentures	-	1,199	-	-	-	-	-	1,199
Income tax (expense) recovery	(12,610)	3,987	(8,494)	(2,253)	-	-	(21,104)	1,734
Net loss from continuing operations	67,933	46,534	9,009	2,467	-	-	76,942	49,001
Net loss	77,125	42,288	9,009	2,467	-	-	86,134	44,755
Purchase of property,
plant and equipment	2,827	4,237	2,253	1,061	1,012	(51)	6,092	5,247

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

Geographic Information

The Corporation's basis for attributing revenue from external customers is based on the location of the customer. Telecommunication service revenue is generated entirely in Chile. Sales to customers located outside of Canada were approximately 99% of revenue or $7,316,000 for the one-month period ended December 31, 2005 and 98% of revenue or $67,474,000 for the eleven month period ended November 30, 2005 (92% or $91,048,000 in 2004 and 94% or $94,158,000 in 2003). The following sets forth external revenue from continuing operations by individual foreign country where the revenue exceeds 10% of total consolidated revenue from continuing operations for the period indicated:

For the one-month period ended December 31, 2005:
	Revenue	% of revenue
	$

Canada	56	1%
Chile	1,734	24%
Thailand	1,047	14%
Mexico	1,771	24%
Argentina	1,999	27%

For the eleven-month period ended November 30, 2005, pre-fresh start:
	Revenue	% of revenue
	$

Canada	1,538	2%
Chile	17,670	26%
Mexico	10,262	15%
Spain	10,953	16%

For the year ended December 31, 2004, pre-fresh start:
	Revenue	% of revenue
	$

Canada	8,026	8%
Chile	18,622	19%
Thailand	10,576	10%

For the year ended December 31, 2003, pre-fresh start:
	Revenue	% of revenue
	$

Canada	5,812	6%
Chile	14,172	14%
Philippines	10,949	11%
Sudan	9,994	10%

The following sets forth external revenue from continuing operations by individual customer where the revenue exceeds 10% of total consolidated revenue from continuing operations for the period indicated. All of these customers are part of the wireless telecommunications products business segment.

For the one-month period ended December 31, 2005:
	Revenue	% of revenue
	$

Techtel LMDS Communicaciones	1,999	27%
Telefones de Mexico, S.A. de C.V.	1,385	19%
RTS (2003) Company Ltd.	964	13%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

For the eleven-month period ended November 30, 2005, pre-fresh start:
	Revenue	% of revenue
	$

Telefonos de Mexico, S.A. de C.V.	9,857	14%
Siemens S.A.	10,953	16%

For the year ended December 31, 2004, there were no individual customers exceeding 10% of total consolidated revenue from continuing operations.

For the year ended December 31, 2003, pre-fresh start:
	Revenue	% of revenue
	$

Sudan Telecom Company Ltd.	9,990	10%
Department of Transport and Communications of the Philippines	11,150	11%

The following sets forth the property, plant and equipment of continuing operations by location:
			Pre-fresh start
	As at	As at	As at
	December 31, 2005	December 1, 2005	December 31, 2004
		$	$

Canada	19,673	19,736	16,628
Chile	36,550	36,264	65,867
Other	1,566	1,573	1,119
	57,789	57,573	83,614

30.	Financial instruments
The Corporation operates internationally, giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The Corporation may use derivative financial instruments to reduce these risks but does not hold or issue financial instruments for trading purposes. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures.

Interest rate risk
The Corporation has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and collection or repayment of these instruments.

Currency risk
The Corporation has currency exposure arising from significant operations and contracts in multiple jurisdictions. The Corporation has limited currency exposure to freely tradable and liquid currencies of first world countries. Where practical, the net exposure is reduced through operational hedging practices.

Monetary assets and liabilities denominated in foreign currency are as follows:

			Pre-fresh start
	As at	As at	As at
	December 31, 2005	December 1, 2005	December 31, 2004
			$$

Cash and restricted cash	10,044	3,883	5,443
Accounts receivable, net	25,665	33,436	33,828
Accounts payable	16,017	15,615	27,460
Long-term credit facility	47,862	47,551	-
Long-term debt	34,447	34,487	35,585

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

Credit risk
The Corporation has credit risk exposure equal to the carrying amount of financial assets. Wherever practicable, the Corporation requires accounts receivable to be insured by an export credit agency and/or by confirmed irrevocable letters of credit. The amount due from two customers represents 25% of the total trade receivables as at December 31, 2005 (December 1, 2005 - two customers represented 43%; 2004 - two customers represented 26%; 2003 - one customer represented 18%).

Fair value of financial instruments
As of December 1, 2005, all assets and liabilities were revalued pursuant to the comprehensive revaluation. Accordingly, management believes that all its financial instruments’ carrying values approximate their fair value as at December 31, 2005.

As at December 31, 2004, the following methods and assumptions have been used to estimate the fair value of the financial instruments:

➢	Current financial assets and liabilities and capital leases approximate their fair values due to the short-term maturity of the items.
➢	The long-term accounts receivable approximate their fair value based on management’s best estimate of the outcome.
➢	Debentures and notes payable are valued using year-end market prices for the instruments or similar freely traded instruments.

The fair value and carrying amount of these financial instruments were as follows:

	Pre-fresh start
	December 31, 2004
	Carrying amount	Fair value
	$	$

Debentures	71,000	61,060
Notes payable	35,585	30,603

31.	Subsequent events

a)	Warrants

On February 20, 2006, 3,571,465 of the issued and outstanding warrants expired. These warrants were initially issued on February 24, 2004 within the context of a public offering. Following the expiry of these warrants, 352,941 warrants, expiring on July 18, 2008, remain issued and outstanding.

b)	Issuances of common shares

On February 2, 2006, the Corporation completed a $50.0 million private placement for 333,333,333 common shares and announced the conversion of approximately $58.4 million Convertible Debentures into 280,881,314 common shares. On February 27, 2006, the Corporation completed the private placement of an additional $4.3 million for 28,498,300 common shares and announced the conversion of approximately $4.2 million Convertible Debentures into 20,319,019 common shares. At the close of these transactions, there were a total of 728,860,198 common shares of the Corporation outstanding and $2.9 million of Convertible Debentures.

c)	Outsourcing

On March 27, 2006, the Corporation announced the completion of a multi-year agreement to outsource its manufaturing operations in order to increase its competitiveness. As a result, approximately 70 positions will be eliminated. As well, there will be additional transition costs. Management expects all outsource manufacturing of its non-WiMAX products to be completed by May 31, 2006.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783